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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
14574X 10 4
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	14574X 10 4	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Bahrain International Bank (E.C.)*

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Kingdom of Bahrain

	5	SOLE VOTING POWER:

NUMBER OF		3,729,870

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,729,870

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,729,870

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*	This filing reflects securities that are beneficially owned by Bahrain International Bank (E.C.) through its wholly-owned subsidiary BIB Holdings (Bermuda) Ltd.

CUSIP No.	14574X 10 4	Page	3	of	7

1	NAMES OF REPORTING PERSONS: BIB Holdings (Bermuda) Ltd.*

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	5	SOLE VOTING POWER:

NUMBER OF		3,729,870

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,729,870

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,729,870

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*	This filing reflects securities that are beneficially owned by Bahrain International Bank (E.C.) through its wholly-owned subsidiary BIB Holdings (Bermuda) Ltd.

Item 1

(a).	Name of Issuer:

Carrols Restaurant Group, Inc.

(b).	Address of Issuer’s Principal Executive Offices:

968 James Street Syracuse, New York 13203

Item 2

(a).	Name of Person Filing:

Bahrain International Bank (E.C.)

(b).	Address of Principal Business Office:

Hedaya Building, Fifth Floor Government Avenue P.O. Box 5016 Manama, Kingdom of Bahrain

(c).	Citizenship:

Kingdom of Bahrain

(d).	Title of Class of Securities:

Common Stock

(e).	CUSIP Number:

14574X 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership as of December 31, 2006:

(a)	Amount beneficially owned:

3,729,870

(b)	Percent of class:

16.1%

(c)	Number of shares to which such person has:

	(i)	sole power to vote or to direct the vote:

3,729,870

	(ii)	shared power to vote or to direct the vote:

0

	(iii)	sole power to dispose or to direct the disposition of:

3,729,870

	(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

BIB Holdings (Bermuda) Ltd.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2007	Bahrain International Bank (E.C.)
	By:	/s/ Olaseni Adeyemi Sonuga
Olaseni Adeyemi Sonuga
General Manager

Dated: January 17, 2007	BIB Holdings (Bermuda) Ltd.
	By:	/s/ Olaseni Adeyemi Sonuga
Olaseni Adeyemi Sonuga
President